EXHIBIT 99.2

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED APRIL 30, 2020 Page 1

The following discussion and analysis of the operations, results, and financial position of Coral Gold Resources Ltd. (the “Company” or “Coral”) should be read in conjunction with the Company’s condensed consolidated interim financial statements for the three months ended April 30, 2020, and the notes thereto.

This Management Discussion and Analysis (“MD&A”) is dated September 14, 2020 and discloses specified information up to that date. Coral is classified as a “venture issuer” for the purposes of National Instrument 51-102. The Financial Statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Unless otherwise cited, references to dollar amounts are Canadian dollars.

Throughout this report we refer to “Coral”, the “Company”, “we”, “us”, “our”, or “its”. All these terms are used in respect of Coral Gold Resources Ltd. We recommend that readers consult the “Cautionary Statement” on the last page of this report. Additional information relating to the Company is available on SEDAR at www.sedar.com and the Company’s website at www.coralgold.com.

Business Overview

The Company is an exploration stage entity whose principal business activities are the acquisition, exploration, and development of mineral properties. The Company’s mining claims are located in the states of Nevada and California in the United States. The Company is a reporting issuer in British Columbia, Alberta, and Ontario, a foreign issuer with the United States Securities & Exchange Commission, and trades on the TSX Venture Exchange under the symbol CLH, on the OTCQX under the symbol CLHRF, and on the Berlin & Frankfurt Stock Exchanges under the symbol GV8.

Overall Performance

The following is a summary of significant events and transactions during the three months ended April 30, 2020, and to the date of this MD&A:

NGM recently delivered its summary of work completed in Q1 2020 at Robertson, reporting that 2,026 meters of geotechnical and metallurgical drilling has been completed. NGM are progressing with updating the geological model, preparing mine plans, confirming metallurgical assumptions, and carrying out baseline study work. NGM also reported that 821 meters of resource drilling had been completed during the quarter.

While details of the new resource estimate have not yet been made public, indications have been made that the Robertson Property is now considered part of the mineral resource base for the Cortez Mine Complex.

The Company holds a sliding scale 1% to 2.25% net smelter returns royalty (the “NSR”) on the Robertson Property, payable quarterly, subject to potential advance royalty payments as outlined below, as well as a right of first refusal enabling Barrick to acquire the NSR in the event that the Company wishes to sell the NSR to any third party (the “Transaction”).

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED APRIL 30, 2020 Page 2

The sliding scale NSR rate will be determined based on the observed gold price during each quarterly period based on the average LBMA Gold Price PM during the quarterly period, as follows:

Average Gold Price/Oz During the Quarter (USD)	Applicable NSR Royalty Rate
Up to and including $1,200.00 $1,200.01 to $1,400.00 $1,400.01 to $1,600.00 $1,600.01 to $1,800.00 $1,800.01 to $2,000.00 Over $2,000.00	1.00% 1.25% 1.50% 1.75% 2.00% 2.25%

In the event that the Robertson Property is not placed into production by December 31, 2024, then beginning on January 1, 2025, and continuing on an annual basis thereafter until the earlier of (i) the date commercial production commences and (ii) January 2, 2034, Barrick will make advance royalty payments to Coral Gold of US$0.5M, which will be non-refundable and fully credited against any future obligations under the NSR.

The Robertson Property includes the properties also known as the Core, Gold Ridge, Excluded, and the RUF mining claims, but does not include the properties known as the Norma, Sass, Eagle, and JDN mining claims. Robertson is located in eastern Lander County, Nevada, sixty miles southwest of Elko.

About the Robertson Property

Robertson is an advanced-stage exploration property located along the Cortez gold trend adjacent to Barrick’s Pipeline Gold Mine and on trend with Barrick’s Cortez Hills mine, which collectively produced over a million ounces of gold in 2016 and recently reported gold reserves of 10.2 million ounces proven and probable. Over the past 25 years, exploration at Robertson by Coral and its various senior partners identified at least six mineralized gold zones with an inferred mineral resource of 2.7 million ounces* (191,725,418 tons grading 0.0143 oz Au/Ton). Coral completed a positive Preliminary Economic Assessment (“PEA”) and Plan of Operation towards pre-feasibility in 2012. The property spans approximately 8,480 acres, comprised of 415 claims and 9 patented claims.

*Note: Mineral resources which are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues. The quantity and grade of reported Inferred resources in this estimation are uncertain in nature and there has been insufficient exploration to define these Inferred resources as an Indicated or Measured mineral resource and it is uncertain if further exploration will result in upgrading them to the Indicated or Measured mineral resource category.

Norma Sass Property

Subsequent to April 30, 2020, the Company exercised the option to purchase the Norma Sass claims, gaining full title to the mineral claims. A Quitclaim deed was made effective May 1, 2020, and duly registered with the Lander County and Nevada Bureau of Land Management, effectively releasing the Company of any obligation to the previous owners with respect to any advance payments of the mineral claims, and transferring full title to the Company.

The Norma Sass property consists of 27 claims in the Hilltop District, Lander County, Nevada.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED APRIL 30, 2020 Page 3

Normal Course Issuer Bids

On August 28, 2019, the Company announced that the TSX Venture Exchange (“TSX-V”) has accepted the Company’s notice for its third normal course issuer bid (the “Third NCIB”).

Pursuant to the Third NCIB, the Company may purchase up to 2,950,485 common shares, which represents approximately 10% of the total current public float (being total issued shares, less shares held by insiders, and their associates and affiliates). Purchases will be made at the discretion of Coral at prevailing market prices, for a 12 month period. Coral intends to hold all shares acquired under the NCIB for cancellation. The funding for any purchase pursuant to the NCIB will be financed out of the unallocated working capital of the Company

The Board of Directors believes the underlying value of the Company may not be reflected in the current market price of the Company’s common shares, and the Board has determined that the NCIB is in the best interests of the Company and its shareholders.

As of the date of this MD&A, the Company has purchased and cancelled 2,083,500 common shares pursuant to the third NCIB. As at April 30, 2020, the Company held Nil treasury shares.

Since the first NCIB was announced in 2017, the Company has successfully repurchased 7,835,500 and cancelled 7,835,500 common shares through the three NCIBs.

COVID-19

Currently, the Company’s corporate office has been working remotely and there have been no cases of COVID-19 with any of the Company’s directors, officers, employees and consultants as of the report date of these consolidated financial statements. The Company remains flexible both financially and operationally to adjust to the changing situation as appropriate and we will continue to monitor the situation and provide updates accordingly.

Qualified Person

Coral's projects are under the supervision of Robert McCusker, P.Geo, Coral Consultant, who is a qualified person within the context of National Instrument 43-101. Mr. McCusker has reviewed and approved the technical data herein.

Outlook

As a result of the sale of the Robertson gold property (and associated royalty agreement) to Barrick, Coral is refining its vision and focus on gold exploration in Nevada. The Company is well-positioned to pursue a number of growth opportunities now under consideration by management.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED APRIL 30, 2020 Page 4

Results of Operations

Summary of Quarterly Results

	2020	2020	2019	2019	2019	2019	2018	2018
Period ended	Apr 30 Q1	Jan 31 Q4	Oct 31 Q3	Jul 31 Q2	Apr 30 Q1	Jan 31 Q4	Oct 31 Q3	Jul 31 Q2
	$	$	$	$	$	$	$	$
Revenue	-	-	-	-	-	-	-	-
Income/ (Loss) for the period	676,940	(53,645)	(120,973)	(605,871)	248,544	(3,159,556)	2,895,854	180,671
Earnings/ (Loss) per Share	0.01	(0.00)	(0.00)	(0.01)	0.01	(0.06)	0.06	0.00
Total Assets	18,918,080	18,247,174	18,567,493	19,084,710	22,573,712	22,222,757	22,717,571	23,239,327

Quarterly income (loss) fluctuate with non-cash items such as share-based payments, movements in current and deferred income tax, and foreign exchange variances.

During the quarters ended April 30, 2020, April 30, 2019, Oct. 31 and July 31, 2018, the Company benefited from foreign exchange gains as a result of cash balances held in US dollars.

During the quarter ended January 31, 2019, the Company had a substantial current income tax expense related the prior year sale of the Robertson property, resulting in a net loss of $3,159,556 for the period.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED APRIL 30, 2020 Page 5

Three months ended April 30, 2020 compared with the three months ended April 30, 2019

	2020	2019	Note

Operating and Administrative Expenses
Consulting fees	$16,806	$22,193
Depreciation	-	-
Directors’ fees	11,250	15,000
Investor relations	37,225	12,550	1
Listing and filing fees	12,969	10,187
Management fees	30,000	18,000	2
Office and miscellaneous	34,504	27,497
Professional fees	3,763	13,897	3
Salaries and benefits	68,468	47,590	4
Share-based payments	106,537	93,341	5
Travel	14,842	12,747
	336,364	273,002
Loss before other items	(336,364)	(273,002)
Other Items
Interest income	45,376	12,597	6
Finance income	53,346	48,597
Foreign exchange gain/(loss)	914,582	460,352	7
Net Income	676,940	248,544	8
Other Comprehensive Income (Loss)
Items that may be reclassified subsequently to income or loss
Unrealized loss marketable securities	(7,355)	67,900
Comprehensive Income For the Period	$669,585	$316,444
Loss per Share - Basic and Diluted	$0.01	$0.01	8

___________

1. Investor relations expenses for the three months ended April 30, 2020 were $37,225 compared to $12,550 in the comparative quarter in 2019. The increase is due to the Company continuing to focus efforts on marketing and promotional materials in order to evaluate all opportunities.

2. Management fees for the three months ended April 30, 2020 were $30,000, compared to 18,000 for the three months ended April 30, 2019. The increase is related to additional management oversight requirements pursuant to corporate activity growth.

3. Professional fees for the three months ended April 30, 2020 were $3,763, compared to $13,897 for the comparative period. The prior period required specialized services around taxes related to 2018, resulting in a decrease in the current period where no such services were required.

4. Salaries and benefits for the three months ended April 30, 2020 were $68,468 compared to $47,590 in the comparative quarter. The increase is the result of additional corporate activities during the period as the Company evaluates potential projects.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED APRIL 30, 2020 Page 6

5. Share based payments for the three months ended April 30, 2020 was $106,537 compared to $93,341 in the comparative quarter. The increase is a result of differences in expenses reflected in the valuation assumptions of the stock options, as well as timing of issuance.

6. During the three months ended April 30, 2020, the Company recognized $45,376 in interest income, compared with $12,597 in the same period 2019. This amount is related to interest earned on the Company’s term deposits and does fluctuate over periods with changing interest rates and market conditions, as well as the maturity dates of each deposit.

7. Foreign exchange gain for the three months ended April 30, 2020 was $914,582, compared to $460,352 in the corresponding period. This is primarily due to movements in foreign exchange rates on the Company’s US bank account balances and term deposits.

8. As a result of the foregoing, net income for the three months ended April 30, 2020 was $676,940, compared to $248,544 for the same period in 2019. The change is predominantly the result of fluctuations in foreign exchange rates between periods. Net income per share for the quarter was $0.01 compared to $0.01 in the same period in 2019.

Liquidity and Capital Resources

Currently, the Company has no revenues. Historically, the Company has funded its operations through equity financings and the exercise of stock options and warrants, up until the sale of the Robertson Property.

The Company’s current mineral properties are all in the exploration stage. As well, the Company has a long-term royalty, which would require investment from the current property holder in order to get to production. The recoverability of amounts shown in royalty receivable are based on guaranteed payments that are owed to the Company should the operator of the Robertson Property choose not to go forward with operations.

Mineral exploration and development is capital intensive, and in order to maintain its interests, the Company needs to be diligent with its current working capital. There is no assurance that the Company will be successful in raising additional new equity capital.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED APRIL 30, 2020 Page 7

The change in cash flow activities can be summarized as follows:

	April 30, 2020	April 30, 2019

Operating activities	$207,267	$(120,631)
Investing activities	1,282,387	3,068,172
Financing activities	(58,547)	(57,086)
Effect of exchange rate fluctuations on cash and cash equivalents	(11,180)	422,849
Net change in cash	1,419,926	3,313,304
Cash and cash equivalents, beginning of period	10,688,861	8,308,884
Cash and cash equivalents, end of period	$12,108,788	$11,622,188

Cash used in operating activities is primarily comprised of operating and administrative expenses, as the Company is at the exploration stage and has no sources of revenue. The decrease in cash used in operating activities during the three months ended April 30, 2020, compared to the quarter ended April 30, 2019, is largely due to a total reduction in current income tax liability payable in 2019, relating to the year ended January 31, 2018.

During the three months ended April 30, 2020, the Company received cash proceeds of $170,875 from the issuance of common shares through exercises of stock options and, used $202,186 to purchase existing outstanding common shares through the Company’s third NCIB.

Off-balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Transactions with Related Parties

Related party transactions are measured at the estimated fair values of the services provided or goods received. Related party transactions not disclosed elsewhere in these financial consolidated statements are as follows:

a) Key management compensation

The Company has identified its directors and certain senior officers of the Company, who have the authority and responsibility for planning, directing and controlling the activities of the Company, as key management personnel. The remuneration of directors and officers for the three months ended was as follows:

	April 30, 2020	April 30, 2019

Salaries, bonuses, fees and benefits
Members of the Board of Directors	$41,250	$33,000
Other members of key management	29,828	15,062

Share-based payments
Members of the Board of Directors	85,610	49,948
Other members of key management	10,939	4,495
	$167,627	$102,505

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED APRIL 30, 2020 Page 8

b) Amounts due to/from relates parties

In the normal course of operations the Company transacts with companies with directors or officers in common.

The following amounts are payable to related parties:

	April 30, 2020	January 31, 2020
Directors	11,250	15,000
Oniva International Services Corp.	-	-
	$11,250	$15,000

The amounts included above are unsecured, non-interest bearing with no fixed terms of repayment.

c) Other related party transactions

The Company has a cost-sharing agreement to reimburse Oniva International Services Corp. (“Oniva”), as described in Note 7 of the condensed consolidated interim financial statements. The transactions with Oniva during the three months ended April 30, are summarized below:

	April 30, 2020	April 30, 2019
Salaries and benefits	$67,414	$47,454
Office and miscellaneous	48,483	31,737

	$115,897	$79,191

Salaries and benefits above includes $29,828 (2019 – $15,062) for key management personnel compensation that has been included in a) above.

Proposed Transactions

The Company does not currently have any proposed transactions.

Financial Instruments

The estimated fair values of the Company’s cash and cash equivalents, term deposits, accounts payable, and amounts payable to related parties approximate their carrying values due to the short-term nature of these instruments. Investment securities are accounted for at fair value based on quoted market prices. The estimated fair value of the royalty receivable approximates its carrying value based on current market rates for similar instruments.

The Company’s financial instruments are exposed to certain financial risk, credit risk, liquidity risk, and market risk.

a) Credit risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Company’s cash and cash equivalents and term deposits are exposed to credit risk.

The Company manages this credit risk by maintaining the majority of those instruments at high credit rated Canadian financial institutions.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED APRIL 30, 2020 Page 9

Concentration of credit risk also exists with respect to the Company’s royalty receivable. The Company’s concentration of credit risk, and maximum exposure thereto, is as follows:

	April 30, 2020	January 31, 2020

Cash and cash equivalents	$12,108,788	$10,688,681
Investments	1,382,500	2,658,284
Royalty receivable	4,474,307	4,205,261

Total	$17,965,595	$17,552,226

b) Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying financial obligations as they become due.

The Company manages its liquidity risk by forecasting cash flows required by operations and anticipated investing and financing activities. At April 30, 2020, the Company had working capital of $12,690,620 (January 31, 2020 – working capital of $11,015,424). The Company has cash at April 30, 2020 in the amount of $12,108,788 (January 31, 2020 - $10,688,861) for short-term business requirements. Of this amount, $178,766 has been set aside for the purchases of shares related to the Company’s normal course issuer bid, and is currently being held in the Company’s brokerage account. The Company has access to the cash at any time, and meets the definition of Cash and Cash Equivalents under IAS 7 – Statements of Cash Flows.

At April 30, 2020, the Company had current liabilities of $68,879 (January 31, 2020 - $71,548). Accounts payable have contractual maturities of approximately 30 days and are subject to normal trade terms. Amounts due to related parties are without stated terms of interest or repayment.

c) Market risk

Market risk consists of interest rate risk, foreign currency risk, and other price risk. These are discussed further below.

Interest rate risk

Interest rate risk consists of two components:

(i) To the extent that payments made or received on the Company’s monetary assets and liabilities are affected by changes in the prevailing market interest rates, the Company is exposed to interest rate cash flow risk.

(ii) To the extent that changes in prevailing market rates differ from the interest rate in the Company’s monetary assets and liabilities, the Company is exposed to interest rate price risk.

The Company is exposed to interest rate price risk with respect to reclamation deposits as they bear interest at market rates. However, given the stated rates of interest are fixed, the Company is not exposed to significant interest rate price risk as at April 30, 2020 and January 31, 2020.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED APRIL 30, 2020 Page 10

Foreign currency risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in foreign exchange rates. The Company is exposed to foreign currency risk to the extent that monetary assets and liabilities are denominated in foreign currency.

The Company is exposed to foreign currency risk with respect to cash, royalty receivable, other amounts receivable, amounts receivable from a related party, reclamation bonds, and accounts payable, as a portion of these amounts are denominated in US dollars as follows:

	April 30, 2020	January 31, 2020

Cash and cash equivalents	US$ 8,282,995	US$ 7,292,870
Term deposits	-	-
Royalty receivable	3,216,612	3,177,859
Investments	984,720	2,008,830

Net exposure	US$ 12,484,327	US$ 12,479,559

Canadian dollar equivalent	$17,365,699	$16,514,200

Based on the net Canadian dollar denominated asset and liability exposures as at April 30, 2020, a 10% (2019 – 10%) fluctuation in the Canadian/US exchange rates will impact the Company’s net income and comprehensive income by approximately $1,736,570 (2019 - $1,651,420).

The Company manages foreign currency risk by minimizing the value of financial instruments denominated in foreign currency. The Company has not entered into any foreign currency contracts to mitigate this risk.

Other price risk

Other price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market prices, other than those arising from interest rate risk or foreign currency risk. The Company is exposed to other price risk with respect to its investment securities, as they are carried at fair value based on quoted market prices.

The Company’s ability to raise capital to fund mineral resource exploration is subject to risks associated with fluctuations in mineral resource prices. Management closely monitors commodity prices, individual equity movements and the stock market to determine the appropriate course of action to be taken by the Company.

d) Classification of Financial instruments

IFRS 7 Financial Instruments: Disclosures establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value as follows:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable).

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED APRIL 30, 2020 Page 11

The following table sets forth the Company’s financial assets measured at fair value on a recurring basis by level within the fair value hierarchy as at April 30, 2020:

	Level 1	Level 2	Level 3
Cash and cash equivalents	$12,108,788	$-	$-
Investments	1,382,500	-	-
	$13,491,288	$-	$-

Outstanding Share Data

The Company had the following issued and outstanding share capital as at April 30, 2020, and September 14, 2020:

Common shares: 46,326,837 as of April 30, 2020, and 46,165,337 as of September 14, 2020.

Stock options:

Expiry Date	Exercise Price Per Share	Number of Shares Remaining Subject to Options (April 30, 2020)	Number of Shares Remaining Subject to Options (September 14, 2020)
October 6, 2020	$0.125	100,000	100,000
October 6, 2020	$0.150	100,000	100,000
October 6, 2020	$0.175	100,000	100,000
October 6, 2020	$0.200	100,000	100,000
October 6, 2020	$0.225	100,000	100,000
July 5, 2022	$0.355	1,195,000	1,145,000
September 4, 2023	$0.380	1,080,000	1,080,000
January 25, 2024	$0.390	200,000	200,000
November 14, 2024	$0.410	1,117,500	1,117,500
TOTAL:		4,092,500	4,042,500

Disclosure Controls and Procedures

The Chief Executive Officer and the Chief Financial Officer of the Company are responsible for evaluating the effectiveness of the Company’s disclosure controls and procedures, and have concluded, based on our evaluation, that they are effective as at April 30, 2020, to ensure that information required to be disclosed in reports filed or submitted under Canadian securities legislation is recorded, processed, summarized, and reported within the time period specified in those rules and regulations.

Internal Controls over Financial Reporting

The Chief Executive Officer and the Chief Financial Officer of the Company are responsible for designing internal controls over financial reporting, or causing them to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED APRIL 30, 2020 Page 12

The Company assessed the design of the internal controls over financial reporting as at April 30, 2020, and concluded that there are material weaknesses in internal controls over financial reporting, which are as follows:

a) Due to the limited number of staff resources, the Company believes there are instances where a lack of segregation of duties exist to provide effective controls; and

b) Due to the limited number of staff resources, the Company may not have the necessary in-house knowledge to address complex accounting and tax issues that may arise.

The weaknesses and their related risks are not uncommon in a company the size of Coral because of limitations in size and number of staff. The Company believes it has taken steps to mitigate these risks by increasing additional accounting personnel, consulting outside advisors, and involving the Audit Committee and Board of Directors in reviews and consultations where necessary. However, these weaknesses in internal controls over financial reporting could result in a more than remote likelihood that a material misstatement would not be prevented or detected. The Company believes that it must take additional steps to further mitigate these risks by consulting outside advisors on a more regular and timely basis.

There have been no changes in the Company’s internal controls over financial reporting that occurred during the three months ended April 30, 2020, that have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.

Approval

The Board of Directors of the Company has approved the disclosure contained in this MD&A.

Cautionary Statement

This MD&A is based on a review of the Company’s operations, financial position and plans for the future based on facts and circumstances as of September 14, 2020. Except for historical information or statements of fact relating to the Company, this document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change. These statements involve known and unknown risks, uncertainties, and other factor that may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievement expressed or implied by these forward-looking statements.